Dechert LLP

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THOMAS J. FRIEDMANN

thomas.friedmann@dechert.com
+1 202 261 3313 Direct
+1 202 261 3333 Fax

May 30, 2008

Via Facsimile and EDGAR

Christian T. Sandoe, Esq.
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	PennantPark Investment Corporation (the "Fund")
Registration File No's. 333-150033 & 814-00736

Dear Mr. Sandoe:

                    Thank you for your comment letter dated May 2, 2008 regarding the Registration Statement on Form N-2 (the "Registration Statement") of the Fund filed with the Securities and Exchange Commission (the "Commission") on April 2, 2008. Below, we describe the changes we have made to the Registration Statement in response to your comments and provide the other information you have requested. In addition, we have updated the Registration Statement to reflect the Fund's March 31, 2008 interim financial statements.

                    For your convenience, your comments are numbered and presented in italicized text below and each comment is followed by our proposed response. To the extent that a comment affected similar disclosure elsewhere in the Registration Statement, we have conformed the other disclosure accordingly. The page references that we refer to in our responses are to Pre-Effective Amendment No. 1 to the Registration Statement ("Amendment No. 1"), filed May 22, 2008 with the Commission, which we are providing to you in hard copy. We are filing Amendment No. 1 in order to incorporate our responses to your comments, as discussed in this letter. Amendment No. 1 also contains certain information that was omitted from the prior filings and reflects other changes, as marked.

Unless otherwise defined in this letter, capitalized terms have the meanings given in Amendment No. 1.

Christian T. Sandoe, Esq.
May 30, 2008
Page 2

Cover Page

1.                     The first sentence of the fifth paragraph states that the Fund may issue various types of securities, including subscription rights.  Please explain to us the legal basis permitting the Fund to register and offer subscription rights in a shelf registration statement.  In particular, please address how such an offering would be consistent with Nuveen Virginia Premium Income Municipal Fund (pub. avail. Oct. 6, 2006).  In addition, disclosure elsewhere suggests that subscription rights that the Fund may offer pursuant to this registration statement may be transferable.  The Fund is reminded that a transferable rights offering may not issue more than one share for every three rights held.  Additionally, please explain to us how these offerings of transferable rights will comply with Section 23(b) of the Investment Company Act of 1940.  See Section 23(b) of the Investment Company Act; Association of Publicly Traded Investment Funds (pub. avail. Aug. 2, 1985); and Pilgrim Regional Bank Shares, Inc. (pub. avail. Dec. 11, 1991).

                    Response: Rule 415(a)(1) contains an exclusive list of those offers and sales of securities that an issuer may register on a shelf basis. Rule 415(a)(1)(x) permits shelf offerings of "securities registered (or qualified to be registered) on Form S-3 or Form F-3 which are to be offered and sold on an immediate, continuous or delayed basis by or on behalf of the registrant ...." The Fund is aware of the Staff's position that a closed-end fund may offer shares under Rule 415 only in accordance with the principle articulated in Pilgrim America Prime Rate Trust (pub. avail. May 1, 1998) that "the gross proceeds to the Trust from the sale of newly issued shares less underwriting commission will equal or exceed the NAV of the Trust's outstanding common shares." Moreover, the Fund is aware that the Staff's position in Pilgrim America Prime Rate Trust was not altered by Nuveen Virginia Premium Income Municipal Fund (pub. avail. Oct. 6, 2006). In light of the Staff's concern that the Fund will issue registered subscription rights for its common stock at a price below NAV at the time of sale, the Fund has revised the third sentence of the first paragraph under the caption "Description of our Subscription Rights" to provide the following undertaking:

We will not offer transferable subscription rights to our stockholders at a price equivalent to less than the then current net asset value per share of common stock, taking into account underwriting commissions, unless we first file a post-effective amendment that is declared effective by the SEC with respect to such issuance and the common stock to be purchased in connection with the rights represents no more than one-third of our outstanding common stock at the time such rights are issued.

We also revised Amendment No. 1 to reflect this comment in the following places:

Christian T. Sandoe, Esq.
May 30, 2008
Page 3

1)

the fifth sentence of the second bullet point on page 11 in the risk factor "Risks Relating to our Business and Structure - Regulations governing our operation as a BDC will affect our ability to, and the way in which we, raise additional capital"; and

2)	the third sentence of the fourth paragraph on page 73 under the caption "Determination of Net Asset Value - Determinations In Connection with Offerings."

                    The Fund does not intend to, and will not, issue subscription rights in violation of Section 23(b) of the Investment Company Act of 1940, as amended (the "1940 Act"). Accordingly, the Fund will undertake the following with respect to any issuance of subscription rights to purchase the common stock of the Fund at a price below the Fund's net asset value:

1)	The offering will fully protect shareholders' preemptive rights and will not discriminate among shareholders (except for the de minimis effect of not offering fractional rights);

2)	The Fund will use its commercially reasonable efforts to ensure an adequate trading market in the rights for use by shareholders who do not exercise their rights; and

3)

The ratio of the offering will not exceed one new share of common stock for each three rights held, assuming that the Fund issues to its shareholders one right for each outstanding share of common stock (in effect, limiting rights offerings to no more than one-third of the number of outstanding shares of common stock at the time of the rights offering).

2.                     Please confirm to us that if the Fund determines to issue transferable subscription rights off the shelf it will first file a post-effective amendment to this registration statement to describe the material terms of such an offering.

                    Response: We hereby confirm that if the Fund determines to issue transferable subscription rights off the Registration Statement it will first file a post-effective amendment to the Registration Statement to describe the material terms of such offering. Amendment No. 1 reflects this undertaking, as set forth above.

Christian T. Sandoe, Esq.
May 30, 2008
Page 4

Prospectus Summary - Use of Proceeds (Page 5)

3.                     The first sentence states that the Fund intends to use the net proceeds from selling securities pursuant to this prospectus to reduce its outstanding obligations under its credit facility, invest in new or existing portfolio companies, or for other general corporate purposes.  If a material portion of the offering proceeds will be used to pay down the credit facility, please state the interest rate and maturity of the indebtedness in this section.  In addition, the first sentence of the second paragraph states that the Fund anticipates that substantially all of the net proceeds of an offering will be invested in new or existing portfolio companies within two years of issuance.  As the Fund anticipates that it will take longer than three months to invest the proceeds of the offering, please explain in this section the reasons for the delay and the consequences of the anticipated delay.  See Instruction 2 to Item 7.1, Item 7.2 and Guide 1 to Form N-2.

                    Response: The Fund's anticipated primary use of proceeds from an offering of securities off the Registration Statement would be to pay down the Fund's outstanding obligations under its credit facility. Accordingly, the Fund expects that such proceeds will be applied promptly after the consummation of such offering. We therefore have inserted the following sentence after the first paragraph under the caption "Use of Proceeds" on page 27:

As of March 31, 2007, we had $105.5 million of unused borrowing capacity and $194.5 million in borrowings (including an $80 million temporary draw held in U.S. treasury securities) outstanding under our $300 million credit facility. Borrowings under our credit facility bear interest at an annual rate equal to LIBOR + 100 basis points. At March 31, 2007, this corresponded to an interest rate of 5.41%. The credit facility is a five-year revolving facility with a stated maturity date of June 25, 2012 and is secured by substantially all of the assets in our investment portfolio.

The Fund has also amended the second paragraph under the caption "Use of Proceeds" on page 27 to reflect its anticipated prompt application of proceeds as follows:

If we invest proceeds from an offering of securities in new or existing portfolio companies, such investments may take up to two years from the closing of such offering, in part because privately negotiated investments in illiquid securities or private middle-market companies require substantial due diligence and structuring. During this period, we would expect to invest such proceeds in first lien secured debt, cash or cash equivalents. We expect to earn yields on such proceeds that are substantially lower than the interest income that we anticipate receiving in respect of investments in our core assets. As a result, any distributions we make during this period may be lower than the distributions that we would expect to pay when such proceeds are fully invested in core assets.

Christian T. Sandoe, Esq.
May 30, 2008
Page 5

In addition, we have referenced the above information provided on page 27 by adding the following language to the Prospectus Summary on page 4 under the caption "Use of Proceeds":

See "Use of Proceeds" for information regarding our outstanding borrowings as of March 31, 2008, the corresponding interest rate charged on such borrowings as of that date and the length of time that it may take us to invest any proceeds in new or existing portfolio companies.

Fees and Expenses (Page 7)

4.                     Footnote (4) states that Estimated Annual Expenses (as a percentage of net assets attributable to common shares) is based on the Fund's net assets as of December 31, 2007.  As the Fund intends to reduce the amount owed under its credit facility with the proceeds of this offering and may offer both debt securities and preferred stock pursuant to this registration statement, please explain to us why this assumption for estimated annual expense remains valid.  Otherwise, please revise this section to reflect estimated annual expenses (as a percentage of net assets attributable to common shares) based on a more accurate estimation of the Fund's capital structure following the offering.

                    Response: If the Fund uses any proceeds from an offering off the Registration Statement to repay borrowings outstanding under its credit facility, this would reduce interest payments. However, under the terms of its credit facility, the Fund may re-borrow up to $300 million after any such repayment. Additionally, the offering price and amount of proceeds that the Fund may be used to repay its debt are not currently known. Accordingly, the Fund believes that its borrowings under its credit facility as of March 31, 2007 reflect the future capital structure of the Fund more accurately than would a fee table that either excludes interest expense or speculates as to the amount of future interest expense that the Fund may bear. The Fund has modified footnote 4 to address the Staff's concern as follows:

"Net assets attributable to common shares" equal net assets at March 31, 2007. We intend to use proceeds from an offering of securities under this prospectus to repay outstanding obligations under our credit facility. Any such repayments would reduce our indebtedness and interest payments on borrowings under our credit facility. We plan to continue to borrow amounts under our credit facility to make portfolio investments after completing any such offering and are permitted to do so under the terms of our credit facility. The timing of such investments and any such incurrence of debt is uncertain and will depend on the size of such offering, prevailing interest rates and our rate of investment. Accordingly, we believe that our capital structure as of March 31, 2007 provides a useful approximation of interest payments and credit facility expenses attributable to our common shares.

Christian T. Sandoe, Esq.
May 30, 2008
Page 6

5.                   Does the Fund have any current intention to issue preferred stock in the near future?  If so, please add a line item to the fee table to reflect anticipated dividends payable for preferred stock issued.

                    Response: The Fund does not currently intend to issue preferred stock but may elect to do so if market conditions are favorable in the future. Should the Fund issue such securities, it hereby undertakes to add a line item to the fee table to reflect anticipated dividends payable in respect of its preferred stock.

6.                    Please change the heading to the line item "Interest and other credit facility related expenses on borrowed funds" to "Interest payments on borrowed funds" and describe in the footnote that this line item includes other credit facility related expenses.  See Item 3.1 to Form N-2.

Response: We have made the requested changes to the fee table on page 6 and page 33.

7.                    The second sentence of footnote (6) states that the incentive fees the Fund pays are based on its performance, will vary from year to year and will not be paid unless the Fund's performance exceeds certain thresholds.  However, as the portion of the performance fee that is based on net capital gains realized on the Fund's investments does not have a hurdle rate, it appears that the Fund may be required to pay an incentive fee without its performance exceeding any threshold.  Please revise this statement accordingly.

Response: In response to the Staff's comment, we have revised the first three sentences of footnote 6 on page 6 and footnote 2 on page 33 as follows:

The portion of incentive fees paid in respect of net investment income is based on actual amounts incurred during the six months ended March 31, 2007, annualized for a full year. However, such incentive fees are based on performance, will vary from year to year and will not be paid unless our performance exceeds specified thresholds. Incentive fees in respect of net investment income do not include net capital gains, to which the Investment Adviser is entitled to a 20% incentive fee with no threshold.

Christian T. Sandoe, Esq.
May 30, 2008
Page 7

Risk Factors - Risks Relating to Our Business Structure (Page 11)

8.                    As the Fund may offer preferred stock, warrants, subscription rights and debt securities pursuant to this registration statement, please describe the risks of investing in each of these types of securities in this section.  If the Fund intends to issue any auction rate preferred stock or auction rate debt securities, please describe auction risk.  In particular, please describe the risks of failed auctions.

                    Response: As requested, we have added risk factors that describe the risks relating to investing in preferred stock, debt securities, subscription rights and warrants under the caption "Risks Relating to Our Business Structure."  The Fund does not intend to issue auction rate preferred stock or auction rate debt securities.

Risks Relating to Our Business Structure - PennantPark May Not Replicate the Historical Performance of Other Investment Companies With Which Mr. Penn and Our Other Investment Professionals Have Been Affiliated (Page 13)

9.                    The fourth sentence states that Mr. Penn has had approximately four years of experience managing the investments of PennantPark and another business development company.  This sentence suggests that Mr. Penn has been managing both of these funds for the entire four year period.  Please revise this sentence to clarify that Mr. Penn has managed PennantPark for the past year.  Also, please describe Mr. Penn's tenure managing the other business development company.

Response: As requested, we have amended this sentence to read:

Mr. Penn, our Chief Executive Officer and the Managing Member of our Investment Adviser, has had more than one year of experience managing the investments of PennantPark and approximately three years of experience managing another business development company.

Risks Relating to Our Business Structure - If We Incur Additional Debt, It Could Increase the Risk of Investing in Our Shares (Page 15)

10.                    The sixth sentence of the first paragraph states that if the value of the Fund's assets increases, then leveraging would cause the net asset value attributable to the Fund's common stock to increase more than it otherwise would have had the Fund not leveraged.  As an increase in the Fund's net asset value attributable to the Fund's common stock is not a risk, please delete this sentence from this section.  In addition, the eighth sentence states that any increase in the Fund's revenue in excess of interest expense on its borrowed funds would cause its net income to increase more than it would without the leverage.  Similarly, as an increase in the Fund's net income is not a risk, please delete this sentence from this section.

Christian T. Sandoe, Esq.
May 30, 2008
Page 8

Response: As requested, we have revised the risk factor to reflect this comment.

Risks Relating to Our Business Structure - There are Significant Potential Conflicts of Interest Which Could Impact Our Investment Returns (Page 18)

11.                    The third sentence of the third paragraph states that to the extent the Fund or the investment adviser is able to exert influence over the Fund's portfolio companies, the quarterly incentive fee may provide the investment adviser with an incentive to induce the Fund's portfolio companies to accelerate or defer interest or other obligations owed to the Fund from one calendar quarter to another.  Please explain to us under what circumstances such an inducement made solely for the purpose of adjusting the incentive fees would not be a breach of the investment adviser's fiduciary duties to the Fund.  In addition, please clarify how this could be done under the principles of accrual accounting.  Also, please explain to us what procedures the Fund has in place and the steps the board intends to take to monitor and manage the conflicts of interest that the incentive fees create.  Finally, please describe the other risks to shareholders associated with deferring or accelerating interest payments or other obligations.  We note, in response to an identical comment we made in connection with the Fund's initial public offering, this disclosure was previously deleted from the Fund's prospectus.

                    Response: We have deleted the third paragraph of the risk factor "Risks Relating to Our Business Structure - There are Significant Potential Conflicts of Interest Which Could Impact Our Investment Returns."

Risks Relating to Our Business Structure - Our Incentive Fee May Induce the Investment Adviser to Make Speculative Investments (Page 24)

12.                    The first sentence of the second paragraph states that the incentive fee payable by Fund may induce the Fund's investment adviser to invest on the Fund's behalf in instruments that have a deferred interest feature.  Please explain in this section why this fee structure may encourage the investment adviser to favor instruments that have a deferred interest feature rather than current cash payments of interest.  We note, in response to an identical comment we made in connection with the Fund's initial public offering, this disclosure was previously deleted from the Fund's prospectus.

Christian T. Sandoe, Esq.
May 30, 2008
Page 9

                    Response: We have deleted the second paragraph of the risk factor "Risks Relating to Our Business Structure - Our Incentive Fee May Induce the Investment Adviser to Make Speculative Investments." The Fund does not accrue deferred interest if a portfolio company's valuation indicates that such deferred interest is not collectible. This policy is explained under "Revenue Recognition" on page 35. Accordingly, the Fund does not believe that there is a material risk that it will invest inappropriately in investments having a deferred interest payment feature.

13.                    The first sentence of the third paragraph states that the Fund may invest in private funds.  Please explain to us how much the Fund anticipates investing in private funds.  Depending on your answer, we may have additional comments.

                    Response: The Fund has no present intention to invest in the equity of private funds. The Fund would in any event comply with the limits imposed by Section 12 of the 1940 Act on investments in other investment companies. The Fund also recognizes that it may not invest more than 30% of its portfolio in assets that do not meet the definition of "eligible portfolio company" found in Section 2(a)(46) of the 1940 Act. The Fund is aware that most private funds do not qualify as "eligible portfolio companies" because private funds are generally investment companies as defined by Section 3(a) of the 1940 Act or would be investment companies except for an exclusion from the definition of investment company set forth in Section 3(c) of the 1940 Act. Accordingly, the Fund has amended on page 23 and page 54 the sentence that is the subject of this comment to read:

We may invest, to the extent permitted by law, in the securities and instruments of other investment companies and companies that would be investment companies but are excluded from the definition of investment company provided in Section 3(c) of the 1940 Act.

                    If the Fund were to invest in such companies, it would not acquire any interests that would cause it to breach applicable restrictions on its ownership of portfolio companies that are not eligible portfolio companies.

Risks Relating to an Investment in Our Common Stock - There is a Risk That Our Stockholders May Not Receive Distributions or that Our Distributions May Not Grow Over Time (Page 26)

14.                    This section describes the risk that the Fund may not be able to make distributions or that the Fund's distributions may not grow over time.  However, as the Fund could make distributions in excess of its income and capital gains (which would be treated as a return of capital), it is possible that the Fund could make distributions or even increase its distributions by merely returning a stockholder's investment.  Accordingly, please disclose that, to the extent the Fund makes distributions to stockholders which include a return of capital, that portion of the distribution essentially will be a return of stockholders' investment.  In addition, please disclose that, although return of capital distributions may not be taxable, such distributions may increase an investor's tax liability for capital gains upon sale of Fund shares.

Christian T. Sandoe, Esq.
May 30, 2008
Page 10

                    Response: As requested, we have revised this risk factor to reflect the fact that the Fund could make distributions that constitute a return of capital and that any such return of capital would have the stated implications.

Investment Management Agreement - Investment Advisory Fees (Page 67)

15.                    The third full paragraph describes the incentive fee payable to the Fund's investment adviser based on the Fund's pre-incentive fee net investment income.  Immediately following this paragraph, please provide a table reflecting the following:

The following is a graphical representation of the calculation of the income-related portion of the incentive fee:

Quarterly Incentive Fee Based on Net Investment Income

Pre-incentive fee net investment income
(expressed as a percentage of the value of net assets)

Percentage of pre-incentive fee net investment income
allocated to income-related portion of incentive fee

Response: As requested, we have provided the following table on page 68:

Pre-incentive fee net investment income (expressed as a percentage of the value of net assets)	Percentage of pre-incentive fee net investment income allocated to incentive fee based on net income
0 - 1.75%	0%
1.75% - 2.1875%	100%
More than 2.1875%	20%

Christian T. Sandoe, Esq.
May 30, 2008
Page 11

GENERAL COMMENTS

16. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

Response: As requested, we have conformed revisions throughout the Registration Statement, as applicable.

17.                    We note that portions of the filing are incomplete.  We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied to us, or on exhibits added in any pre-effective amendments.

Response: We acknowledge this comment.

18.                    If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us, preferably before filing the final pre-effective amendment.

                    Response: At the time we file the final pre-effective amendment to the Registration Statement, as permitted under to Rule 430B, we expect to omit from the information required by the form any pricing information that is unknown or not reasonably available to us. Accordingly, we do not expect to include information relating to the offering price of the securities to be offered and other items dependent upon the offering price, delivery dates and other terms of securities dependent upon the offering date.

19. Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

Response: The Fund has not submitted, and has no plans to submit, an exemptive application or no-action request in connection with our registration statement.

Christian T. Sandoe, Esq.
May 30, 2008
Page 12

20.                    Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act.  Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

Response: This response letter, which accompanies the filing of Amendment No. 1, complies with comment number 20.

21.                    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.  Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

                    Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

o	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

o

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

o	the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                    In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

                    We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.  We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

                    Response: As requested, the Fund will furnish an accompanying letter containing the acknowledgement requested in this comment in connection with any request for acceleration of the effective date of the registration statement.

* * * * * * *

If you have any further comments, or if you require additional information, please do not hesitate to contact me at (202) 261-3313.

Sincerely,

/s/ Thomas J. Friedmann

Thomas J. Friedmann